Exhibit 99.1
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                            [Third Point Letterhead]


VIA ELECTRONIC AND OVERNIGHT MAIL


February 22, 2007

Mr. Ron Cohen
Chief Executive Officer
Acorda Therapeutics Inc
15 Skyline Drive
Hawthorne, NY  10532

Dear Mr. Cohen:

Entities advised by Third Point LLC ("Third Point") hold 2,290,000 common shares of Acorda Therapeutics ("ACOR" or the "Company"), representing 9.9% of the common shares outstanding.

On September 25, 2006, the Company announced statistically significant results from the PIII study of Fampridine-SR for walking improvement in multiple sclerosis ("MS") patients. Primarily as a result of this exciting development, ACOR shares appreciated from $2.22 on September 22, 2006 to $22.61 on February 21, 2007. More importantly, the Company's success brought an important new MS agent closer to market for patients who, upon successful completion of the second PIII trial and subsequent FDA approval, will benefit from the drug.

To that end, for the next stage of the drug's development, we strongly believe that Fampridine-SR would have the greatest value in the hands of a seasoned worldwide multiple sclerosis drug developer and marketer. A larger, more experienced company would be able to expedite Fampridine SR through the FDA and into the hands of patients more quickly and efficiently.

Accordingly, we believe that the Board of Directors should immediately retain an investment bank and undergo a process to sell the Company in its entirety, and forego the recently announced plan to partner Fampridine SR only in Europe. While we understand your desire to market Fampridine SR alone in the United States, we believe that such a strategy would be a tremendous injustice not only to multiple sclerosis patients, who should receive such an effective drug in the most expeditious manner possible, but also to your public shareholders, who have supported Fampridine SR's development. Indeed, a European partnership would be a serious mistake, as it would drastically impair if not eliminate the level of interest from potential acquirers of ACOR. Based on our analysis, we believe that there would be several potential interested buyers and that the acquisition price would be significantly in excess of the current market valuation.


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We are confident that a sale would be in the best interests of both shareholders and the many patients suffering from MS. Should the Board of Directors not be responsive to our request, we will explore alternatives for exerting greater control of the Company.


With all due respect,

/s/ Daniel S. Loeb

Daniel S. Loeb
Chief Executive Officer